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                             June 14, 2023

       David Byrnes
       Executive Vice President and Chief Financial Officer
       Madison Square Garden Entertainment Corp.
       Two Pennsylvania Plaza
       New York, New York 10121

                                                        Re: Madison Square
Garden Entertainment Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 8,
2023
                                                            CIK No. 0001952073

       Dear David Byrnes:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Robert Downes